Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended September 30, 2019

Monaco, November 6, 2019, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2019.

Highlights

•                            On August 27, 2019, signed a 10-year time charter to provide an LNG floating storage unit (“FSU”) for a gas-fired power project being developed in Panama. The time charter is expected to be fulfilled through the conversion of the GasLog Singapore and to commence in late 2020.

•                            Delivery of the GasLog Warsaw on July 31, 2019, a 180,000 cubic meter (“cbm”) Mark III Flex Plus carrier with low pressure dual fuel two-stroke (“X-DF”) propulsion. The vessel was immediately delivered into a charter with a wholly-owned subsidiary of Cheniere Energy Inc. (“Cheniere”) for the period prior to the commencement of her long-term charter with a subsidiary of Endesa S.A. (“Endesa”) in May 2021.

•                            Exited the Cool Pool (the “Cool Pool”) and assumed commercial control of the vessels operating in the LNG carrier spot market.

•                            Revenues of $165.6 million, Profit of $8.9 million and Loss per share of ($0.20)(1) for the three-month period ended September 30, 2019 ($158.4 million, $39.3 million and Earnings per share of $0.19, respectively, for the three-month period ended September 30, 2018).

•                            EBITDA(2) of $114.2 million, Adjusted EBITDA(2) of $115.0 million, Adjusted Profit(2) of $25.5 million and Adjusted Earnings per share(2) of $0.01(1) for the three-month period ended September 30, 2019 ($114.1 million, $114.2 million, $32.3 million and $0.11, respectively, for the three-month period ended September 30, 2018).

•                            Quarterly dividend of $0.15 per common share payable on November 21, 2019.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS is net of the profit attributable to non-controlling interests of $22.4 million and the dividend on preferred stock of $2.5 million for the quarter ended September 30, 2019 ($21.0 million and $2.5 million, respectively, for the quarter ended September 30, 2018).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “A recovery in the LNG shipping spot market during the third quarter of 2019, as well as the continued contribution of our newbuild vessels with long-term contracts, allowed GasLog to generate solid year-on-year growth in Revenues and EBITDA for 2019 year-to-date. Our two ships on charter to Gunvor Group Ltd. (“Gunvor”) have delivered strong performances under their market-linked charters, underpinned by their 100% utilization. Based on the tightening spot LNG shipping market since the end of the third quarter and the accompanying rise in freight rates, we expect to deliver a further uplift in our financial performance during the fourth quarter. Elsewhere, we are making good progress towards the financing of our newbuild programme.

A key focus for GasLog is to enhance the earnings and cash flow visibility of our tri-fuel diesel electric (“TFDE”) and steam turbine propulsion (“Steam”) vessels. I am therefore pleased to report that we signed a ten-year charter during the quarter for one of our TFDEs to act as an FSU for a power project being developed in Panama. In tandem with these commercial successes, we continue to focus on our market-leading operations and safety record, and I am very proud that the crew of the Methane Alison Victoria was recently selected as “Crew of the Year” at the prestigious IHS Safety at Sea 2019 awards.

We have been predicting a tighter LNG shipping market, as increasing United States (“U.S.”) LNG output combines with a seasonal uptick in demand for gas, resulting in rising demand for shipping and higher utilization of the global fleet. These underlying trends in the LNG commodity and shipping markets point towards a structurally tighter market through 2020 and into 2021. We believe this will positively impact our efforts to secure term business for several of our on-the-water vessels. As we benefit from these positive trends we will continue to look for opportunities to reward our shareholders.”

LNG Market Update and Outlook

According to Wood Mackenzie, global LNG supply totaled 90 million tonnes (“mt”) in the third quarter of 2019, a 2% increase from the second quarter and 11% growth year-on-year. During the third quarter, growth from new U.S. projects (Cameron, Corpus Christi Train 2 and Freeport) and the ramp-up of the Prelude project in Australia offset continued underperformance from plants in Indonesia and Malaysia and maintenance activities at PNG LNG, Sakhalin-2, Peru LNG and Sabine Pass. Compared to the third quarter, supply is expected to grow by 6%, to 95 mt, in the fourth quarter of 2019, principally reflecting a full quarter of production from the U.S. projects mentioned above, as well as initial production from the Elba Island facility. For 2019, Wood Mackenzie estimates annual LNG supply at 364 mt, which represents 12% growth over 2018. Supply is expected to grow by a further 7% in 2020 with the addition of further trains at the Cameron, Freeport and Yamal LNG (Russia) projects.

During the third quarter, the Calcasieu Pass project (10 million tonnes per annum, or “mtpa”) in the U.S. and Arctic LNG-2 reached a Final Investment Decision (“FID”). Arctic LNG-2, at 19.8 mtpa of nameplate capacity, is the single largest project sanction in the history of the LNG industry. Combined with projects approved earlier in the year, 2019 has set a record for LNG FIDs, totaling 63 mtpa year-to-date and surpassing the 2005 record of 46 mtpa. In addition, the 2.1 mtpa Woodfibre LNG project in Canada is expected to reach FID by the end of 2019, while ExxonMobil recently awarded engineering contracts for the 15.2 mtpa Rovuma LNG project ahead of an expected FID in 2020. In total, Wood

Mackenzie expects 115 mtpa of new capacity to commence production between 2020 and 2024.

Global LNG demand was 87 mt in the third quarter of 2019, compared with 78 mt in the third quarter of 2018, an increase of 10%, according to Poten. European imports accounted for much of the growth, rising 8 mt year-over-year (or approximately 100%), while demand from Northeast Asia (Japan, China, South Korea and Taiwan) was approximately flat. For the twelve months ending September 30, 2019, LNG demand was 351 mt, compared with 308 mt for the twelve months ending September 30, 2018, an increase of 14%. Demand from Europe was particularly strong, growing by 36 mt, or 105%, while China’s demand growth was also noteworthy, rising 11 mt, or 22%.

The global gas market remains well-supplied, given the combination of ample inventories following higher-than-average temperatures in the 2018/19 winter and LNG supply growth so far this year. This has resulted in further inventory builds, notably in Europe where storage is currently at 98% of capacity, according to Gas Infrastructure Europe, and sustained pressure on gas pricing, with European and U.K. gas prices recently touching their lowest levels since 2009. Similarly, Asian LNG prices are currently c.40% below 2018 levels. However, the combination of low gas prices and rising carbon prices have improved the competitiveness of gas as a fuel for power generation compared to coal, particularly in Europe. During the third quarter of 2019, gas-fired power generation in Europe increased 31% year-on-year, accounting for 21% of total power generation compared to 16% a year earlier, according to Bloomberg. Notably, Spain’s gas demand for power in September was up 128% year-on-year, as gas accounted for 27% of the power mix, with coal at just 2%, according to Spain’s national grid operator Enagás. A similar trend in the Netherlands has prompted German utility company RWE AG to re-commission a 1.1 gigawatt (“GW”) gas-fired power plant by 2020.

A deteriorating macroeconomic outlook, particularly in China, could present a near-term headwind for LNG demand by reducing natural gas consumption growth. However, the long-term fundamentals for gas and LNG demand growth remain very attractive, underpinned by continued energy demand growth and the significantly better emissions profile of gas versus coal. The most recent example of this was a proposal by the South Korean government to address air pollution by significantly reducing coal-fired power generation from December 2019 to March 2020. In addition, Wood Mackenzie recently forecast that Europe’s gas import dependency and call on LNG imports will continue to grow, due to falling domestic production in many countries and declining pipeline flows from North Africa and Central Asia, as well as potential limits on Russia’s share of European gas imports.

Headline spot rates for TFDE LNG carriers (“LNGCs”), as reported by Clarksons, averaged approximately $64,000 per day in the third quarter of 2019, a 31% increase over the second quarter of 2019 but below the $82,000 per day in the third quarter of 2018. Low gas pricing during the quarter kept the arbitrage window between the Atlantic and Pacific basins closed, resulting in reduced demand for spot fixtures and lower average voyage distances. According to Poten, there were 75 spot (single voyage and multi-month) fixtures in the third quarter of 2019, compared to 84 and 81 in the second quarter of 2019 and the third quarter of 2018, respectively. However, longer-term (over 181 days according to Poten) fixture activity remained healthy in the third quarter, totaling 24 fixtures compared to 19 and 12 fixtures in the second quarter of 2019 and the third quarter of 2018, respectively. Furthermore, according to Poten data, there have been at least 178 spot fixtures (defined as up to six months in duration) for Steam vessels since the beginning of 2017, implying continuing demand for Steam vessels in the short-term charter market.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $140,000 per day and $100,000 per day, respectively. These figures represent significant increases of 128% and 138%, respectively, since mid-September, with prompt vessel availability falling as new supply projects such as Cameron and Freeport ramp up and as the market anticipates a seasonal increase in LNG commodity and vessel demand ahead of the Northern Hemisphere winter. As a result, prompt vessel availability, as reported by Poten, has declined in recent weeks to fewer than three vessels across all basins, the lowest levels since December 2018. With high gas inventories in Europe and Asia, charterers are either slow-steaming vessels and/or utilizing LNG carriers as floating storage until regasification capacity and winter demand and price signals emerge.

Poten currently estimates the one-year time charter rate for TFDE and Steam LNG carriers at $84,000 per day and $50,000 per day, respectively, although the current term charter market for on-the-water ships, and Steams in particular, has limited liquidity for charters greater than one year. We continue to anticipate that the ongoing LNG shipping market tightening should persist through at least early 2021, which may result in further term charter opportunities for on-the-water vessels as their existing charters expire.

As of October 28, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”)) and vessels with capacity below 100,000 cbm) stood at 507 and 110 vessels, respectively, as estimated by Poten, with the orderbook representing 22% of the on-the-water fleet, unchanged from the beginning of 2019. Out of the LNGCs in the current orderbook, 68, or 62%, are chartered on multi-year contracts. There have been 37 vessels ordered thus far in 2019, including 13 during the third quarter, compared to a total of 63 in 2018, suggesting that the pace of newbuild ordering continues to moderate.

FSU Panama Power Project

On August 27, 2019, GasLog signed a 10-year time charter with Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG FSU to a gas-fired power project being developed in Panama.

The time charter is expected to be fulfilled through the conversion of the GasLog Singapore, a 155,000 cbm TFDE LNG carrier built in 2010. The required modifications are such that, as well as being FSU ready, the vessel will still be able to trade as an LNG carrier following the conversion work. The conversion will take place in conjunction with the vessel’s scheduled 5-year dry-docking and special survey in the third quarter of 2020, enabling both time and cost synergies. The charter commences on delivery of the FSU in Panama, which is scheduled for late 2020.

Since September 2016, the GasLog Singapore has been trading in the LNG carrier spot market. The FSU contract is for a fixed period, thereby delivering 100% utilization for the duration of the charter. The FSU will also incur lower operating expenses than if the vessel was trading as an LNG carrier, with GasLog estimating that the charter will generate approximately $20 million of EBITDA per annum over its 10-year life.

The FSU will receive, store and send out LNG to a gas-fired power plant currently being developed near Colón, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Investment Development Company. The power project has signed long-term power purchase agreements with leading Panamanian utility companies as well as a 15-year LNG sale and purchase agreement with Royal Dutch Shell plc (“Shell”).

Delivery of the GasLog Warsaw

On July 31, 2019, GasLog took delivery of the GasLog Warsaw. Upon delivery, the vessel immediately commenced a time charter with Cheniere until May 2021, when the vessel is contracted to commence an eight-year time charter with Endesa.

Cool Pool Exit

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar LNG Ltd. (“Golar”), whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool at that time. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

Retirement of Director

Mr. William Friedrich retired from the board of GasLog, effective November 5, 2019. Mr. Friedrich has been a director since October 2011 and was Chairman of the Company’s HSSE Committee from 2016 until his retirement.

Dividend Declaration

On September 17, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 1, 2019 to holders of record as of September 30, 2019. GasLog paid the declared dividend to the transfer agent on October 1, 2019.

On November 5, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on November 21, 2019 to shareholders of record as of November 15, 2019.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	September 30, 2018	September 30, 2019
Revenues	$158,398	$165,586
Profit for the period	$39,261	$8,889
Adjusted Profit(1)	$32,251	$25,528
EBITDA(1)	$114,085	$114,156
Adjusted EBITDA(1)	$114,248	$115,034
Profit/(loss) attributable to the owners of GasLog	$18,214	$(13,545)
EPS, basic	$0.19	$(0.20)
Adjusted EPS(1)	$0.11	$0.01

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,296 revenue operating days (including 10 days in the Cool Pool) for the quarter ended September 30, 2019, as compared to 2,302 revenue operating days (including 545 days in the Cool Pool) for the quarter ended September 30, 2018. The decrease in revenue operating days resulted from the unscheduled dry-dockings on three vessels and the increased unchartered days from the vessels operating in the spot market, partially offset by the increased revenue operating days from the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019.

Following the exit from the Cool Pool, management allocates vessel revenues to two categories: (a) variable rate charters (“VR Revenues”) and (b) fixed rate charters (“FR Revenues”). The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The vessels currently in this category are the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

Revenues were $165.6 million for the quarter ended September 30, 2019 ($158.4 million for the quarter ended September 30, 2018). The increase was mainly driven by the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019, partially offset by a decrease mainly from our vessels operating in the spot and short-term market including the impact of the unscheduled drydockings of the GasLog Savannah, the GasLog Singapore and the GasLog Chelsea and from the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney.

For the quarter ended September 30, 2019, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

	For the three months ended September 30, 2019
Amounts in thousands of U.S. Dollars	Variable rate charters	Fixed rate charters
Available days (*)	495	1,926
Revenue operating days(**)	360	1,926
Revenues	$21,056	$144,002
Voyage expenses and commissions	$(3,216)	$(3,386)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days, i.e. days before and after a dry-docking where the vessel has limited ability for chartering opportunities.

(**) Revenue operating days represent total available days after deducting unchartered days.

In addition, GasLog recognized gross revenues and gross voyage expenses and commissions of $0.3 million and $0.1 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended September 30, 2019 (September 30, 2018: $25.9 million and $2.1 million, respectively). Net pool performance decreased due to all of GasLog’s vessels exiting the Cool Pool by July 8, 2019.

Voyage expenses and commissions were $6.7 million for the quarter ended September 30, 2019 ($6.8 million for the quarter ended September 30, 2018).

Vessel operating and supervision costs were $33.8 million for the quarter ended September 30, 2019 ($31.9 million for the quarter ended September 30, 2018). The increase in vessel operating and supervision costs is mainly attributable to an increase of $1.5 million from the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, and an increase of $1.7 million in scheduled technical maintenance costs related to engine maintenance and costs related to dry-dockings in the three months ended September 30, 2019, partially offset by a decrease of $0.5 million in vessel taxes and $0.9 million from the favorable movement of the EUR/USD exchange rate, which decreased by an average of 5.0% in the three months ended September 30, 2019, as compared to the same period in 2018. Daily operating costs per vessel decreased from $13,890 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2018 to $13,777 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2019. Ownership days represent total calendar days for our owned and bareboat fleet.

General and administrative expenses were $11.3 million for the quarter ended September 30, 2019 ($9.9 million for the quarter ended September 30, 2018). The increase is mainly attributable to an increase of $1.2 million in employee costs offset by a $0.5 million favorable movement of the EUR/USD exchange rate and an increase of $0.3 million in legal and professional expenses. Daily general and administrative expenses per vessel increased from $4,146 per ownership day (as defined above) for the quarter ended September 30, 2018 to $4,449 per ownership day for the quarter ended September 30, 2019.

Depreciation was $43.2 million for the quarter ended September 30, 2019 ($39.3 million for the quarter ended September 30, 2018). The increase resulted mainly from an increase of $2.5 million from the delivery of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, and an increase of $0.7 million from the depreciation of the right-of-use assets deriving from the implementation of IFRS 16 Leases.

Financial costs were $46.5 million for the quarter ended September 30, 2019 ($43.9 million for the quarter ended September 30, 2018). The increase was mainly attributable to an increase of $2.4 million in interest expense on loans, bonds and cash flow hedges, due to the increased weighted average outstanding indebtedness. An analysis of the financial costs is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2018	September 30, 2019
Financial costs
Amortization and write-off of deferred loan/bond issuance costs/premium	$(3,239)	$(3,265)
Interest expense on loans	(30,068)	(30,833)
Interest expense on bonds and realized loss on cross-currency swaps	(7,526)	(9,190)
Lease charge	(2,641)	(2,636)
Other financial costs	(434)	(537)
Total	$(43,908)	$(46,461)

Loss on derivatives was $16.8 million for the quarter ended September 30, 2019 ($7.4 million gain for the quarter ended September 30, 2018). The loss on derivatives in the third quarter of 2019, as compared to the gain in the third quarter of 2018, is mainly attributable to a decrease of $22.9 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived mainly from changes in the London Interbank Offered Rate (“LIBOR”) curve. An analysis of gain/(loss) on derivatives is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2018	September 30, 2019
Gain/(loss) on derivatives
Realized gain on derivatives held for trading	$675	$446
Realized loss on forward foreign exchange contracts held for trading	(480)	(1,443)
Unrealized gain/(loss) on derivative financial instruments held for trading	6,975	(15,897)
Ineffective portion of cash flow hedges	198	136
Total	$7,368	$(16,758)

Profit was $8.9 million for the quarter ended September 30, 2019 (profit of $39.3 million for the quarter ended September 30, 2018). This decrease in profit is mainly attributable to the unfavorable movement in mark-to-market valuations of our derivative financial instruments in the third quarter of 2019 and an increase in financial costs, combined with decreased profit from operations, due to the factors mentioned above.

Adjusted Profit(1) was $25.5 million for the quarter ended September 30, 2019 ($32.3 million for the quarter ended September 30, 2018) adjusted for the effects of the non-cash loss/gain on derivatives and the net foreign exchange losses.

Loss attributable to the owners of GasLog was $13.5 million for the quarter ended September 30, 2019 ($18.2 million profit for the quarter ended September 30, 2018). The decrease in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above.

EBITDA(1) was $114.2 million for the quarter ended September 30, 2019 ($114.1 million for the quarter ended September 30, 2018).

Adjusted EBITDA(1) was $115.0 million for the quarter ended September 30, 2019 ($114.2 million for the quarter ended September 30, 2018).

EPS was a loss of $0.20 for the quarter ended September 30, 2019 (earnings of $0.19 for the quarter ended September 30, 2018). The decrease in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was $0.01 for the quarter ended September 30, 2019 (earnings of $0.11 for the quarter ended September 30, 2018), adjusted for the effects of the non-cash loss/gain on derivatives and the net foreign exchange losses.

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of September 30, 2019, the total future firm minimum contracted revenue stood at $4.1 billion(1), including the 15 vessels currently owned by GasLog Partners.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; (c) no exercise of any option to extend the terms of charters; and (d) where charters are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range.

Liquidity and Capital Resources

As of September 30, 2019, GasLog had $183.6 million of cash and cash equivalents, of which $112.8 million was held in time deposits and the remaining balance in current accounts. In addition, as of September 30, 2019, GasLog had $24.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under a new five-year amortizing revolving credit facility entered into on February 20, 2019 (the “2019 Partnership Facility”) and prepaid in full their aggregate outstanding debt of $354.4 million, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility. In addition, in March 2019 and July 2019, GasLog drew down $165.8 million and $129.5 million to partially finance the deliveries of the GasLog Gladstone and the GasLog Warsaw, respectively.

On May 16, 2019, GasLog closed a follow-on issue of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) with net proceeds of $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

As of September 30, 2019, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $207.6 million was repayable within one year, and $207.5 million of lease liabilities, of which $9.3 million was payable within one year.

As of September 30, 2019, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $2.0 million under the 2019 Partnership Facility.

As of September 30, 2019, the total remaining balance of the contract prices of the seven LNG carriers on order was $1,131.6 million, which GasLog expects to be funded with cash balances, cash from operations and borrowings under new debt agreements.

As of September 30, 2019, GasLog’s current assets totaled $247.1 million, while current liabilities totaled $309.2 million, resulting in a negative working capital position of $62.1 million.

GasLog has hedged 44.4% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of September 30, 2019.

Future Deliveries

As of November 6, 2019, GasLog has seven newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Expected Delivery	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(1)
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica(2)	X-DF	2027
Hull No. 2274	Q2 2020	Samsung	180,000	JERA(3)	X-DF	2032
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica(2)	X-DF	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(4)	X-DF	2027
Hull No. 2301	Q4 2020	Samsung	174,000	Cheniere(4)	X-DF	2027
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(4)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(4)	X-DF	2028

____________

(1)           Charter expiration to be determined based upon actual date of delivery.

(2)           The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica.

(3)           The vessel is chartered to the principal LNG shipping entity of JERA Co., Inc (“JERA”).

(4)           The vessel is chartered to a wholly owned subsidiary of Cheniere.

Conference Call

GasLog will host a conference call to discuss its results for the third quarter of 2019 at 8:30 a.m. EDT (1:30 p.m. GMT) on Wednesday, November 6, 2019. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

Conference ID: 2776772

A live webcast of the conference call will also be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and multi-year charter hire rates and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and September 30, 2019

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2018	September 30, 2019
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,713	21,531
Deferred financing costs	4,576	26
Other non-current assets	2,543	35,137
Derivative financial instruments	8,966	—
Tangible fixed assets	4,323,582	4,614,804
Vessels under construction	159,275	182,594
Right-of-use assets	206,753	208,645
Total non-current assets	4,735,919	5,072,248
Current assets
Trade and other receivables	20,244	24,476
Dividends receivable and other amounts due from related parties	33,395	509
Derivative financial instruments	6,222	108
Inventories	7,753	7,702
Prepayments and other current assets	3,680	6,759
Short-term investments	25,000	24,000
Cash and cash equivalents	342,594	183,582
Total current assets	438,888	247,136
Total assets	5,174,807	5,319,384
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	850,576	806,058
Reserves	18,962	14,369
Treasury shares	(3,266)	(2,342)
Retained earnings/(Accumulated deficit)	12,614	(37,661)
Equity attributable to owners of the Group	879,742	781,280
Non-controlling interests	1,103,380	1,059,720
Total equity	1,983,122	1,841,000
Current liabilities
Trade accounts payable	11,890	22,175
Ship management creditors	580	788
Amounts due to related parties	169	264
Derivative financial instruments	2,091	7,535
Other payables and accruals	127,450	61,496
Borrowings, current portion	520,550	207,624
Lease liability, current portion	6,675	9,280
Total current liabilities	669,405	309,162
Non-current liabilities
Derivative financial instruments	10,001	64,033
Borrowings, non-current portion	2,307,909	2,900,165
Lease liability, non-current portion	199,424	198,194
Other non-current liabilities	4,946	6,830
Total non-current liabilities	2,522,280	3,169,222
Total equity and liabilities	5,174,807	5,319,384

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues	158,398	165,586	429,700	486,384
Net pool allocation	3,882	(184)	19,493	(4,264)
Voyage expenses and commissions	(6,828)	(6,656)	(16,743)	(19,440)
Vessel operating and supervision costs	(31,948)	(33,796)	(98,964)	(100,124)
Depreciation	(39,341)	(43,237)	(113,683)	(124,186)
General and administrative expenses	(9,917)	(11,324)	(32,282)	(32,873)
Profit from operations	74,246	70,389	187,521	205,497
Financial costs	(43,908)	(46,461)	(122,505)	(138,865)
Financial income	1,057	1,189	3,367	4,357
Gain/(loss) on derivatives	7,368	(16,758)	26,306	(67,801)
Share of profit of associates	498	530	1,325	1,088
Total other expenses, net	(34,985)	(61,500)	(91,507)	(201,221)
Profit for the period	39,261	8,889	96,014	4,276
Attributable to:
Owners of the Group	18,214	(13,545)	33,898	(50,490)
Non-controlling interests	21,047	22,434	62,116	54,766
	39,261	8,889	96,014	4,276

Earnings/(loss) per share – basic	0.19	(0.20)	0.33	(0.72)
Earnings/(loss) per share –diluted	0.19	(0.20)	0.32	(0.72)

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2018	September 30, 2019
Cash flows from operating activities:
Profit for the period	96,014	4,276
Adjustments for:
Depreciation	113,683	124,186
Share of profit of associates	(1,325)	(1,088)
Financial income	(3,367)	(4,357)
Financial costs	122,505	138,865
Unrealized foreign exchange losses on cash and cash equivalents	137	373
Realized foreign exchange losses	—	773
Unrealized (gain)/loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	(23,878)	67,643
Share-based compensation	3,865	3,728
	307,634	334,399
Movements in working capital	(18,246)	(41,514)
Cash provided by operations	289,388	292,885
Interest paid	(116,771)	(145,066)
Net cash provided by operating activities	172,617	147,819
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(618,565)	(446,529)
Return of capital expenditures	—	10,451
Other investments	(136)	(158)
Payments for right-of-use assets	(36)	(488)
Dividends received from associate	869	938
Purchase of short-term investments	(46,000)	(78,000)
Maturity of short-term investments	36,000	79,000
Financial income received	3,237	4,523
Net cash used in investing activities	(624,631)	(430,263)
Cash flows from financing activities:
Proceeds from bank loans and bonds	498,225	807,180
Bank loan repayments	(180,792)	(519,379)
Payment of loan issuance costs	(7,363)	(11,269)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)	54,338	—
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	111,544	—
Payment of equity raising costs	(929)	(1,584)
Dividends paid	(107,776)	(119,993)
Purchase of treasury shares or GasLog Partners’ common units	(62)	(23,782)
Proceeds from stock options’ exercise	175	—
Payments for lease liability	(5,447)	(7,368)
Net cash provided by financing activities	361,913	123,805
Effects of exchange rate changes on cash and cash equivalents	(137)	(373)
Decrease in cash and cash equivalents	(90,238)	(159,012)
Cash and cash equivalents, beginning of the period	384,092	342,594
Cash and cash equivalents, end of the period	293,854	183,582

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group adjusted for non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, all adjustments calculated at Group level without deduction for non-controlling interests, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Profit for the period	39,261	8,889	96,014	4,276
Depreciation	39,341	43,237	113,683	124,186
Financial costs	43,908	46,461	122,505	138,865
Financial income	(1,057)	(1,189)	(3,367)	(4,357)
(Gain)/loss on derivatives	(7,368)	16,758	(26,306)	67,801
EBITDA	114,085	114,156	302,529	330,771
Foreign exchange losses, net	163	878	192	1,246
Adjusted EBITDA	114,248	115,034	302,721	332,017

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Profit for the period	39,261	8,889	96,014	4,276
Non-cash (gain)/loss on derivatives	(7,173)	15,761	(23,878)	67,643
Write-off and accelerated amortization of unamortized loan fees	—	—	—	988
Foreign exchange losses, net	163	878	192	1,246
Adjusted Profit	32,251	25,528	72,328	74,153

Reconciliation of Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Profit/(loss) for the period attributable to owners of the Group	18,214	(13,545)	33,898	(50,490)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(7,548)	(7,547)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	15,698	(16,061)	26,350	(58,037)
Weighted average number of shares outstanding, basic	80,814,285	80,861,350	80,777,386	80,844,836
Earnings/(loss) per share	0.19	(0.20)	0.33	(0.72)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	15,698	(16,061)	26,350	(58,037)
Plus:
Non-cash (gain)/loss on derivatives	(7,173)	15,761	(23,878)	67,643
Write-off and accelerated amortization of unamortized loan fees	—	—	—	988
Foreign exchange losses, net	163	878	192	1,246
Adjusted profit attributable to owners of the Group	8,688	578	2,664	11,840
Weighted average number of shares outstanding, basic	80,814,285	80,861,350	80,777,386	80,844,836
Adjusted earnings per share	0.11	0.01	0.03	0.15